

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

May 11, 2011

Avi S. Katz
Chief Executive Officer and Chairman of the Board
GigOptix, Inc.
2300 Geng Road, Suite 250
Palo Alto, CA 94303

> **Re:** **GigOptix, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed April 29, 2011**
> **File No. 333-172620**

Dear Dr. Katz:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.	Based upon your response to our prior comment number 10 and disclosure throughout, it appears that the financial projections provided by each company to the other impacted (1) the decision to enter into the merger agreement (for example, see the seventh paragraph on page 134, and the second and fifth paragraphs on page 135), (2) the boards' decisions to approve the merger (see, for example, the second bullet point on page 138) and (3) the financial advisors' determination as to fairness. As such, please disclose the relevant material portions of the projections or tell us why you do not believe such disclosure is required.

Prospectus Cover Page

2.      We note your response to prior comment 1.  Please further revise to clarify the options component of the formula.  Your disclosure should clearly state the reason for treating in-the-money options separately, with the goal of clearly communicating what the formula is intended to achieve for Endwave shareholders.

Endwave Historical Stock Price Trend Analysis, page 146

3.      Your disclosure in response to prior comment 8 does not appear to disclose the entire table on page 132 of your supplemental materials.  Please revise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Gabriel Eckstein at (202) 551-3286 or me at (202) 551-3528 with any questions.

Sincerely,


Amanda Ravitz
Assistant Director


cc (via fax):    Mavis Y. Yee, Esq.
                 Matthew B. Grazier, Esq.
                 Nixon Peabody LLP